Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated January 29, 2010, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

Up to 15,000,000 Shares of its Common Stock

At a Purchase Price of $4.60 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 5:00 P.M., NEW YORK CITY TIME, ON MARCH 1, 2010,

UNLESS THE OFFER IS EXTENDED.

LaBranche & Co Inc., a Delaware corporation (the “Company”), is offering to purchase for cash up to 15,000,000 shares (or such lesser number of shares as are properly tendered and not properly withdrawn) of its common stock, par value $0.01 per share (the “common stock”), at a price of $4.60 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Offer to Purchase and related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Unless the context otherwise requires, all references to “shares” shall refer to the common stock of the Company.

The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors nor the Depositary, or the Information Agent is making any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their shares. The Company also has not obtained or requested, and does not intend to obtain or request, a fairness opinion from any banking or other firm as to the fairness of the purchase price or the relative values of shares of its common stock and the purchase price. Stockholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender. In doing so, stockholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer.

George M.L. LaBranche, IV, our Chairman, Chief Executive Officer and President has advised us that he intends to tender 500,000 of the 3,701,094 shares he beneficially owns (representing 0.9% of the outstanding shares) in the Offer. Other than Mr. LaBranche, all of our directors and executive officers have advised us that they do not intend to tender any of their shares in the Offer. See “The Tender Offer—Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase.

In order to tender shares pursuant to the Offer, stockholders must follow the procedures set forth in the Offer to Purchase under “The Tender Offer—Section 3. Procedures for Tendering Shares” and in the Letter of Transmittal.

On the terms and subject to the conditions of the Offer, the Company will purchase only shares properly tendered and not properly withdrawn. Under no circumstances will the Company pay interest on the purchase price for the shares, regardless of any delay in making payment. Because of the “odd lot” priority and proration provisions described in the Offer to Purchase, the Company may not purchase all of the shares tendered if more than the number of shares the Company seeks are properly tendered. See “The Tender Offer—Section 1. Terms of the Offer” and “—Section 15. Extension of the Tender Offer; Termination; Amendment” in the Offer to Purchase.

The term “Expiration Time” means 5:00 p.m., New York City time, on March 1, 2010, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, shares properly tendered (and not properly withdrawn), subject to the “odd lot” and proration provisions of the Offer, only when, as and if the Company gives oral or written notice to BNY Mellon Shareowner Services, the Depositary for the Offer, of its acceptance for payment of shares under the Offer. The Company will make payment for shares tendered and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if more than 15,000,000 shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) have been properly tendered and not properly withdrawn prior to the Expiration Time, the Company will purchase properly tendered shares on the following basis:

•	first, from all holders of “odd lots” of less than 100 shares who properly tender all their shares and do not properly withdraw them before the Expiration Time; and

•	second, on a pro rata basis from all other stockholders who properly tender shares and do not properly withdraw them before the Expiration Time.

The Company will return all tendered shares that it has not purchased in the Offer to the tendering stockholders at the Company’s expense promptly after the Expiration Time.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration time. During any such extension, all shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s shares.

Tenders of shares under the Offer are irrevocable, except that such shares may be withdrawn at any time prior to the Expiration Time. In addition, under U.S. law, tendered shares may be withdrawn at any time after 40 U.S. business days from the date of the commencement of the Offer if the shares have not yet been accepted for payment by the Company. For such withdrawal to be effective, BNY Mellon Shareowner Services must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution” (as defined in the Offer to Purchase), unless such shares have been tendered for the account of an eligible institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility’s procedures.

The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding on all persons participating in the Offer, subject to such offer participant disputing such determination in a court of competent jurisdiction. Neither BNY Mellon Shareowner Services, as the Depositary and Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Generally, a U.S. stockholder will be subject to U.S. federal income taxation when the stockholder receives cash from the Company in exchange for the shares that the stockholder tenders. A non-U.S. stockholder generally will be subject to withholding at a rate of 30% on payments received pursuant to the Offer, unless the Depositary determines, based on documentary evidence provided by the non-U.S. stockholder, that a reduced or zero rate of withholding is applicable pursuant to an applicable income tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. A non-U.S. stockholder may be eligible to file for a refund of such tax or a portion of such tax withheld if the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in the Offer to Purchase are met or if such stockholder is entitled to a reduced or zero rate of withholding pursuant to an income tax treaty and the Depositary withheld at a higher rate. Stockholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and to consult their tax advisors.

Assuming 15,000,000 shares are repurchased at the price of $4.60 per share in the Offer, the Company will have repurchased a total of approximately $69 million of its common stock pursuant to the Offer. The Company believes that Offer set forth in the Offer to Purchase is a prudent use of its financial resources and presents an appropriate balance between meeting the needs of its business and delivering value to its stockholders. The Offer provides stockholders (particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales. In addition, if the Company completes the Offer, stockholders who do not participate in the Offer will automatically increase their relative percentage ownership interest in the Company and its future operations at no additional costs to them. The Offer also provides stockholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Furthermore, odd lot holders who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased pursuant to the Offer will avoid any applicable odd lot discounts that might be payable on sales of their shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Company is mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of shares whose names appear on the Company’s stockholder list and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

Please direct any questions or requests for assistance to the Information Agent at its telephone number and address set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone number and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, please contact the Depositary.

The Information Agent for the Offer is:	The Depositary for the Offer is:

Morrow & Co., LLC	BNY Mellon Shareowner Services

470 West Avenue Stamford, CT 06902 Banks and Brokers Call: (203) 658-9400 Holders Call Toll-free: (800) 607-0088	Attn: Corporate Actions Department 480 Washington Boulevard, 27th Floor Jersey City, NJ 07310

January 29, 2010

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